AB 3/28

AB 3/7

SEC
Mail Processing
Section

FEB 24 2012

Washington, DC
123

12013003

SECURITIES A… Washing… D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ballew Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 I-55 North, Suite 21,
(No. and Street)

Jackson, MS 39211
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Brooks Mosley
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD LLP
(Name – *if individual, state last, first, middle name*)

190 E.Capitol St., Ste. 500, Jackson, MS 39201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M.G. 3/19

OATH OR AFFIRMATION

I, C. Brooks Mosley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ballew INvestments, INc., as of 12/31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 15852 VICKIE RUSH HESTER Commission Expires Sept. 10, 2015 RANKIN COUNTY

Signature

Pres - Financial Operations Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ballew Investments, Inc.

Accountants' Report and Financial Statements

December 31, 2011 and 2010

BKD LLP
CPAs & Advisors

Ballew Investments, Inc.

Accountants' Report and Financial Statements

December 31, 2011 and 2010

BKD LLP
CPAs & Advisors

Ballew Investments, Inc.
December 31, 2011 and 2010

Contents

BKD LLP
CPAs & Advisors

The Pinnacle at Jackson Place
190 E. Capitol Street, Suite 500
Jackson, MS 39201-2190
601.948.6700 Fax 601.948.6000 www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Ballew Investments, Inc., a wholly-owned subsidiary of Security Ballew, Inc., (the Company) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ballew Investments, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rules 15c3-1 and 15c3-3 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BKD, LLP

Jackson, Mississippi
February 8, 2012

Ballew Investments, Inc.
Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
Assets		
Cash	$ 147,882	$ 116,966
Deposit with clearing broker	25,000	25,000
Commissions receivable	440	5,750
	$ 173,322	$ 147,716
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 12,935	$ 12,935
Due to affiliate	7,167	12,288
	20,102	25,223
Stockholder's Equity		
Common Stock, $.01 par value		
Authorized - 1,000,000 shares		
Issued and outstanding - 10,000 shares	100	100
Additional paid-in capital	59,900	59,900
Retained earnings	93,220	62,493
	153,220	122,493
	$ 173,322	$ 147,716

Ballew Investments, Inc.

Statements of Income

Years Ended December 31, 2011 and 2010

	2011	2010
Revenues		
Commission and fee income	$ 474,446	$ 497,093
Interest income	239	349
	474,685	497,442
Expenses		
Commissions	18,394	25,457
Production compensation	179,090	185,378
General and administrative	239,307	226,090
	436,791	436,925
Income From Operations	37,894	60,517
Other Income	-	8
Income Before Income Taxes	37,894	60,525
Income Tax Provision	7,167	12,288
Net Income	$ 30,727	$ 48,237

Ballew Investments, Inc.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2011 and 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2010	$ 100	$ 59,900	$ 14,256	$ 74,256
Net income - 2010	-	-	48,237	48,237
Balance at December 31, 2010	100	59,900	62,493	122,493
Net income - 2011	-	-	30,727	30,727
Balance at December 31, 2011	$ 100	$ 59,900	$ 93,220	$ 153,220

Ballew Investments, Inc.

Statements of Cash Flows

Years Ended December 31, 2011 and 2010

	2011	2010
Operating Activities		
Net income	$ 30,727	$ 48,237
Changes in		
Commissions receivable	5,310	(5,736)
Accounts payable and accrued expenses	-	6,983
Due to affiliate	(5,121)	1,264
Net cash provided by operating activities	30,916	50,748
Increase in Cash	30,916	50,748
Cash, Beginning of Year	116,966	66,218
Cash, End of Year	$ 147,882	$ 116,966
Supplemental Cash Flows Information		
Income taxes paid	$ 12,288	$ 11,024

Ballew Investments, Inc.

Notes to Financial Statements

December 31, 2011 and 2010

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Ballew Investments, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is located in Jackson, Mississippi and engages primarily in the business of selling variable life insurance and annuity products, mutual funds and securities traded on various exchanges. The Company has clients throughout the United States, the majority of which are located in the South and Southeast.

The Company is a wholly-owned subsidiary of Security Ballew, Inc. (Security Ballew). SB Holding Company, Inc. (SB Holding), a Mississippi Corporation, owns 100% of Security Ballew. The Company and SB Holding are under common management.

Recognition of Commission and Fee Income

Commission income on variable life insurance and annuity products is recognized as revenues when due from the policy issuer. Commission income on securities transactions is recognized on the trade date.

Subordinated Borrowings

The Company had no borrowings under subordination agreements at December 31, 2011 or 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Pursuant to legislation enacted in 2010, the Federal Deposit Insurance Corporation (FDIC) fully insures all noninterest-bearing transaction accounts beginning December 31, 2010 through December 31, 2012, at all FDIC-insured institutions.

Effective July 21, 2010, the FDIC's insurance limits were permanently increased to $250,000. At December 31, 2011, the Company's interest-bearing cash accounts did not exceed the federally insured limits.

Subsequent Events

Subsequent events have been evaluated through the date of the Report of Independent Registered Public Accounting Firm, which is the date the financial statements were available to be issued.

Note 2: Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2011 and 2010, the Company's aggregate indebtedness to net capital was 0.131 to 1 and 0.206 to 1, respectively.

The net capital requirement at December 31, 2011 and 2010, follows.

	2011	2010
Minimum net capital required - greater of $5,000, or 6.67% of aggregate indebtedness	$ 5,000	$ 5,000
Net capital computed using regulatory agency requirements	$ 153,220	$ 122,493
Excess net capital	$ 148,220	$ 117,493

Note 3: Income Taxes

The Company, for income tax purposes, is included in the consolidated tax return of its affiliated group. For financial statement purposes, the Company computes its income tax by applying the statutory rate to its pretax income reported in the financial statements (separate return method).

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2008.

The provision for income taxes for 2011 and 2010 consists of the following:

	2011	2010
Federal	$ 5,422	$ 9,412
State	1,745	2,876
	$ 7,167	$ 12,288

Note 4: Related Party Transactions

As discussed in Note 1, the Company is a wholly-owned subsidiary of Security Ballew. The Company operates in consort with Security Ballew and other subsidiaries of Security Ballew to provide a wide range of financial services to its customers. As a result, certain services and expenses are shared among members of the group.

Management and certain administrative services were provided by Security Ballew's officers and employees, and the costs of certain employee benefits and office space were paid by Security Ballew. Security Ballew allocates and the Company records these expenses in amounts determined according to a reasonable allocation, applied on a consistent basis. For the years ended December 31, 2011 and 2010, these costs, totaling $106,200 and $100,700, respectively, were recorded by the Company based on this allocation method.

In 2010, the subsidiaries of Security Ballew, including the Company, began recording compensation paid to account executives on a company-specific basis. Previously, these expenses were recorded at the parent-company level. The amount recorded by the Company as production compensation for 2011 and 2010 was $179,090 and $185,378, respectively.

The Company has an intercompany payable of $7,167 and $12,288, relating to income taxes, as of December 31, 2011 and 2010, respectively. Related party accounts are settled regularly.

Note 5: Commitments and Contingent Liabilities

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses.

Supplementary Information Required by the Securities and Exchange Commission (SEC) Rule 17a-5

Ballew Investments, Inc.
Schedule I – Computation of Net Capital Requirement
Under SEC Rule 15c3-1
December 31, 2011 and 2010

	2011	2010
Net Capital		
Total stockholder's equity from statements of financial condition	$ 153,220	$ 122,493
Net capital	$ 153,220	$ 122,493
Aggregate Indebtedness		
Total aggregate indebtedness from statements of financial condition	$ 20,102	$ 25,223
Computation of Basic Net Capital Requirement		
Minimum net capital required - greater of $5,000, or 6.67% of aggregate indebtedness	$ 5,000	$ 5,000
Excess Net Capital	$ 148,220	$ 117,493
Ratio: Aggregate Indebtedness to Net Capital	0.131 to 1	0.206 to 1

No differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part II filing as of December 31, 2011 and 2010. Therefore, no reconciliation of the computations is deemed necessary.

Ballew Investments, Inc.

Schedule II – Computation for the Determination of the Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

Years Ended December 31, 2011 and 2010

Exemption Under Section (k)(2)(ii) Has Been Claimed

The Company is not required to file the above schedules, as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(2)(ii) of the rule, as the broker-dealer is an introducing broker-dealer who clears all transactions on a fully-disclosed basis through a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing firm which carries all the customer accounts and maintains the appropriate books and records.

The Pinnacle at Jackson Place
190 E. Capitol Street, Suite 500
Jackson, MS 39201-2190
601.948.6700 Fax 601.948.6000 www.bkd.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

In planning and performing our audit of the financial statements of Ballew Investments, Inc., a wholly-owned subsidiary of Security Ballew, Inc., (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other then these specified parties.

BKD, LLP

Jackson, Mississippi
February 8, 2012

Ballew Investments, Inc.

Accountants' Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

December 31, 2011

BKD LLP
CPAs & Advisors

Ballew Investments, Inc.

Accountants' Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

December 31, 2011

BKD LLP
CPAs & Advisors

Ballew Investments, Inc.
December 31, 2011

Contents

BKD LLP
CPAs & Advisors

The Pinnacle at Jackson Place
190 E. Capitol Street, Suite 500
Jackson, MS 39201-2190
601.948.6700 Fax 601.948.6000 www.bkd.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] (as amended) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Ballew Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Ballew Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ballew Investments, Inc.'s management is responsible for Ballew Investment, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Noted no adjustments to be reported in Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the listing of assessment payments, noting no material differences;

5. Noted no overpayments to be reported on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

January 27, 2012

AMENDED

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045660 FINRA DEC
Ballew Investments Inc.
4800 I-55 North
Ste. 21
Jackson, MS 39211

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Trish Vedros - 601-368-3517

2. A. General Assessment (item 2e from page 2) $ 1186

B. Less payment made with SIPC-6 filed (exclude interest) (604)

7/14/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 582

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 582

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ballew Investments
(Name of Corporation, Partnership or other organization)

Patrick W. McNulty
(Authorized Signature)

C.O.O.
(Title)

Dated the 25 day of January, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 474,684
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 474,684
2e. General Assessment @ .0025	$ 1186
	(to page 1, line 2.A.)